Mail Stop 0303

May 9, 2005

VIA FACSIMILE:  (213) 625-0248
James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

Re:	Calprop Corporation
	Schedule 14D-9/A - File No. 005-08357 filed April 21, 2005
	Schedule 13E-3/A - File No. 005-08357, filed April 25, 2005 Schedule TO-T/A - File No. 005-08357, filed April 25, 2005

Dear Mr. Walther:

      We have reviewed your filing and have the following comments.

Schedule TO

Will this tender offer by followed by a merger if all the Calprop
Shares are not tendered in response to the Offer? page 5
1. We note your response to prior comment 17. Please confirm in the disclosure document that there will be no conditions to the merger other than the consummation of the offer.

Consideration of Privatization Transactions, page 17
2. We note your amendment and response to prior comment 25. In a supplemental response letter, please identify the long time stockholder of Calprop with whom you met on January 21, 2005, and describe any other relationship he or she had or has with the company or its affiliates. For example, if this stockholder was formerly a member of management, please indicate. We may have further comments after reviewing your response. If you wish, you may seek confidential treatment of the name of this person under Commission Rule 83. Please consult the Commission website at www.sec.gov regarding the procedure by which persons submitting information may request that it be withheld when requested under the Freedom of Information Act.
3. We note your amendment and response to prior comment 34, but believe that the issues you reference and previously discussed should be identified as factors upon which the Committee relied in making its decision to approve Mr. Zaccaglin`s revised proposal.

Fairness Opinion of Duff & Phelps, page 25
4. We note your response to prior comment 44 regarding the Wilshire
Consultants report. Please tell us, in a supplemental response, whether any member of the board, with the exception of Mr. Zaccaglin, or any member of the Committee reviewed this report or any summary thereof. If so, to what extent was it relied upon in determining to proceed with the Rule 13E-3 going private transaction or the determination of fairness thereof?

The Tender Offer
Acceptance for Payment and Payment for Calprop Shares, page 53
5. We note your response to prior comment 58, but it appears that you inadvertently failed to make the corresponding change to the disclosure. Please revise your disclosure to state that any tendered shares not purchased for any reason will be returned promptly following the expiration, termination or withdrawal of the Offer, pursuant to Rule 14e-1(c).

      Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      If you have any questions please contact me at (202) 551-
3257.
My new facsimile number is (202) 772-9203.


	Very truly yours,


	Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions




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Mr. James R. Walther, Esq.
Mayer, Brown, et al.
May 9, 2005


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303